SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Radware Ltd.

(Name of Issuer)

Common Stock, par value $0.1

 (Title of Class of Securities)

M81873107

 (CUSIP Number)

Yehuda Zisapel
24 Raoul Wallenberg
Tel Aviv 69719, Israel
972-3-645-5522

and

Nava Zisapel
127 Habarzel Street
Tel Aviv 69710 Israel
972-3-7684907

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 10, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. M81873107	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS Yehuda Zisapel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,156,690
	8	SHARED VOTING POWER 306,627
	9	SOLE DISPOSITIVE POWER 1,156,690
	10	SHARED DISPOSITIVE POWER 306,627
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,317
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON (See instructions) IN

*	Based on 22,414,709 ordinary shares outstanding as of March 10, 2013. In addition, the 3,801 shares issuable upon exercise of options held by Mr. Zispael were also taken into account.

13D

CUSIP No. M81873107	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Nava Zisapel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,252,621
	8	SHARED VOTING POWER 306,627
	9	SOLE DISPOSITIVE POWER 1,252,621
	10	SHARED DISPOSITIVE POWER 306,627
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,559,248
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%*
14	TYPE OF REPORTING PERSON (See instructions) IN

*	Based on 22,414,709 ordinary shares outstanding as of March 10, 2013.

This Amendment No. 2 amends and supplements the Statement on Schedule 13D (as amended, the “Statement”) filed on March 16, 2009, as amended and supplemented by Amendment No. 1 thereto filed on February 17, 2011 in respect of the ordinary shares, par value NIS .10 per share (hereinafter referred to as “Ordinary Shares”) of Radware Ltd., a company organized under the laws of the State of Israel (the “Company”).

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

Item 2. Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a)—(f) This statement is a joint filing by Mr. Yehuda Zisapel and Ms. Nava Zisapel (each a “Reporting Person” and together the “Reporting Persons”).

Mr. Yehuda Zisapel is married to Ms. Nava Zisapel.  His business address is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.  His present principal occupation is serving as co-founder, director and chairman of the board of directors of the Company and several other companies.  In addition, Mr. Zisapel serves as a director of Radware Inc. and other subsidiaries of the Company. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and serves as a director of other companies in the RAD-Bynet Group. Mr. Zisapel is an Israeli citizen.  During the last five (5) years Mr. Zisapel has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Ms. Nava Zisapel is an Israeli citizen. Her business address is 27 Habarzel Street, Tel-Aviv 69710 Israel.  Her present principal occupation is Founder,  Chief Science Officer  and Managing Director of Neurim Pharmaceuticals (1991) Ltd., an Israel-based  private drug discovery and development pharmaceuticals company,and a Professor of Neurobiology at Tel-Aviv University.  Ms. Zisapel serves as a director in RAD Biomed Accelerator Incubator Ltd., an incubator funded partly by the Israel Ministry of Industry, Trade and Labor (MOITAL) Chief Scientist office supporting biotech and medical device projects, as well as in several holdings and real estate and biotech companies.   During the last five (5) years Ms. Zisapel has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by the addition of the following paragraph.

All Ordinary Shares held directly by Ms. Zisapel were transferred to Ms. Zisapel by Mr. Zisapel pursuant to an agreement dated January 10, 2013.  Additionally, on December 31, 2012, Mr. Zisapel transferred to Ms. Zisapel a 50% stake in Carm-AD Ltd and a 50% stake in Bynet Data Communications, which as noted below in Item 5, are the direct or  indirect owners of certain Ordinary Shares. Mr. Zisapel did not receive any consideration from Ms. Zisapel in exchange for these transfers of shares.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the addition of the following paragraph.

Ms. Zisapel acquired beneficial ownership of the Ordinary Shares to which this Statement relates for investment purposes.  Ms. Zisapel does not currently have any plan or proposal, which relates to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The percentages of Ordinary Shares outstanding set forth in this Statement are calculated based upon a total of 22,714,709 Ordinary Shares outstanding as of March 10, 2013, as reported on the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission by the Company for the fiscal year ended  December 31, 2012.  When calculating the percentage of outstanding shares held by Yehuda Zisapel, the 3,801 shares issuable upon exercise of the options exercisable as of April 8, 2013 or within 60 days thereafter are also taken into account.

(a) Yehuda Zisapel is the beneficial owner of 1,463,317 Ordinary Shares, which constitute approximately 6.53% of the outstanding Ordinary Shares.  Of the Ordinary Shares beneficially held by Mr. Zisapel, (i) 1,152,889 are held directly by Mr. Zisapel; (ii) 3,801 are issuable upon the exercise of options that are exercisable as of April 8, 2013 or within 60 days thereafter; (iii) 261,233 are held of record by Carm-AD Ltd., an Israeli company owned 50% by Mr. Zisapel (and 50% by Nava Zisapel); and (iv) 45,394 are held of Record by Radbit Computers Inc. which is indirectly held 50% by Mr. Zisapel due to Mr. Zisapel’s 50% ownership stake in Bynet Data Communications, the 100% owner of Radbit Computers Inc.

Page 3 of 6 Pages

Nava Zisapel is the beneficial owner of 1,559,248 Ordinary Shares, which constitute approximately 6.96% of the outstanding Ordinary Shares. Of the Ordinary Shares beneficially held by Ms. Zisapel, (i) 1,252,621 are held directly by Ms. Zisapel; (ii) 261,233 are held of record by Carm-AD Ltd., an Israeli company owned 50% by Ms. Zisapel (and 50% by Yehuda Zisapel); and (iii) 45,394 are held of Record by Radbit Computers Inc. which is indirectly held 50% by Ms. Zisapel due to Ms. Zisapel’s 50% ownership stake in Bynet Data Communications, the 100% owner of Radbit Computers Inc.

Each of the Reporting Persons disclaims beneficial ownership of the Ordinary Shares held by the other Reporting Person.

(b) Subject the agreement described below in Item 6, (i) Yehuda Zisapel has sole power to vote or direct the vote and to dispose or direct the disposition of 1,156,690 Ordinary Shares; (ii) Nava Zisapel has sole power to vote or direct the vote and to dispose or direct the disposition of 1,252,621 Ordinary Shares, and (iii) Yehuda and Nava Zisapel share the power to vote or direct the vote and to dispose or direct the disposition of 306,627 Ordinary Shares.

(c) All Ordinary Shares held directly by Ms. Zisapel were transferred to Ms. Zisapel by Mr. Zisapel pursuant to an agreement dated January 10, 2013.  Additionally, on December 31, 2012, Mr. Zisapel transferred to Ms. Zisapel a 50% stake in Carm-AD Ltd and a 50% stake in Bynet Data Communications, which as noted above in Item 5(a), are the direct or  indirect owners of certain Ordinary Shares. Mr. Zisapel did not receive any consideration from Ms. Zisapel in exchange for these transfers of shares.

The following table sets forth all the transactions effected by the Reporting Persons during the past 60 days. All of these transactions were open market sales effected on the NASDAQ Global Select Market.

Reporting Person	Sale or Purchase	Date of Sale	Number of Ordinary Shares Sold / Purchased	Price Per Share
Yehuda and Nava Zisapel through Carm-AD Ltd.	Sale	February 2, 2013	33,767	$36.51
Yehuda Zisapel	Sale	February 2, 2013	97,258	$36.50
Yehuda Zisapel	Sale	February 27, 2013	1,375	$36.50
Yehuda Zisapel	Sale	February 28, 2013	1,100	$36.70

(d) No persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

Pursuant to an agreement between the Reporting Persons, each of the Reporting Persons agreed that: (i) they will only sell shares in the Company following consultation with professionals to ensure compliance with applicable law; (ii) they will update each other on their respective sales; (iii) they will cooperate with respect to sales of shares to take into account, to the extent appropriate, the interests of the Company; and (iv) they each have a right to tag along to off-market sales of the other on a pro rata basis.  This agreement relates to shares held directly or indirectly by the Reporting Persons.  Notwithstanding the foregoing, nothing in this Statement shall be construed as an admission that the Reporting Persons constitute a group for purposes of Section 13(d) of the Act or that either Reporting Person is the beneficial owner of any of the securities held by the other Reporting Person.

Page 4 of 6 Pages

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and restated in its entirety as follows:

99.1. Agreement between Reporting Persons regarding filing of joint Schedule 13D.

99.2. Agreement between the Reporting Persons described in Item 6 of this Statement.

Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: April 8, 2013

/s/ Yehuda Zisapel Yehuda Zisapel

Date: April 8, 2013

/s/ Nava Zisapel Nava Zisapel

Page 6 of 6 Pages